United States securities and exchange commission logo





                              July 8, 2022

       Ryan Nebel
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Rocky Mountain
Chocolate Factory, Inc.
                                                            Preliminary Proxy
Statement filed by AB Value Partners LP et al.
                                                            Filed July 1, 2022
                                                            File No. 001-36865

       Dear Mr. Nebel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Background to Solicitation, page 5

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for the following statements:

                                                              that the
company's setting of the annual meeting date was done "...seemingly in an attempt to
circumvent the new universal proxy rules..."
                                                              that "...Chair
Geygan...has since taken control of the Board" (page 11) and similar disclosure relating
to Mr. Geygan's influence over the board and company.
                                                              your belief
"...that [Mr. Geygan] has chosen to attempt to take effective control of the
                                                            Company through his
position as Chair without any process or paying any premium."
                                                            (page 11)
 Ryan Nebel
Olshan Frome Wolosky LLP
July 8, 2022
Page 2
Reasons for the Solicitation, page 11

2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

                various references to the board being conflicted.
                that Mr. Geygan's apparent control of the board "...has led to
.... a concerning level of
              attrition among highly-qualified women in the boardroom" and that the board or company are under the "...seemingly outsized influence and power of Mr. Geygan"
              and similar statements.
                that "Chair Geygan Has Fostered Exceedingly Poor Corporate Governance."
                that "the Board has filled the Company   s executive team and
outside advisers to be
              filled with Mr. Geygan   s allies."
                that "Mr. Sarlls has repeatedly ... childishly ignored" you.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameRyan Nebel                                    Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                                Division of
Corporation Finance
July 8, 2022 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName